Filed by EPR Properties

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: CNL Lifestyle Properties, Inc.

Commission File No.: 000-51288

A hyperlink to the following video interview was posted on the EPR Properties website at www.eprkc.com on or after November 30, 2016.

November 29, 2016 —CNBC Mad Money Interview Transcript

Jim Cramer – Host, Mad Money: Ever since interest rates started climbing over the summer, the bond market alternative stocks have gotten slammed, especially the real estate investment trusts. Take EPR Properties a real estate investment trust that owns an eclectic mix of entertainment, recreation and education related properties from megaplex movie theaters to retail centers, golf complexes, ski parks, casinos and charter schools. Now, at the beginning of this month, EPR reported a solid quarter. The company announced it is shelling out $700 million in cash and stock to beef up the recreational side of its portfolio. Although, what has people worried is that perhaps $646M of this in some form will be in stock. And the sale of the stock which is expected could create a serious overhang, given that EPR only has a $4.5 billion market cap. How are they spending this money? EPR is buying the Northstar California Ski Resort near Lake Tahoe, along with 15 amusement parks and 5 family entertainment centers for $456 million and they’re also offering $244 million in debt financing to Och-Ziff Real Estate in order to get their hands on 14 CNL Lifestyle ski properties. Basically, CNL is winding itself down but EPR didn’t want to buy all their assets so they brought in Och-Ziff and gave them what’s effectively a really jumbo mortgage to buy the properties they didn’t want. EPR likes these because they are high quality assets that will help boost their exposure to the experience economy but the reaction on Wall Street’s been mixed because shareholders don’t like dilution. Really the transaction is a little confusing. We have to find out more about it. Plus while I like that EPR gives you a 5.4% yield. You have to remember that rates are rising, and that makes all dividend stocks less attractive. So what do we do with a company like this one that’s been such a winner over a long period of time? I say let’s take a closer look with Greg Silvers, the President and CEO of EPR Properties. Learn more about all these recreational investments his company is making and where his business is headed. Mr. Silvers, welcome back to “Mad Money.” Good to see you.

Greg Silvers – President and Chief Executive Officer, EPR Properties: Good to see you. Thank you for having me.

JC: It is hard one. It’s hard because the assets are terrific. But the stock is a huge chunk of stock and the company you’re buying it from is in liquidation mode so presumably that stock is going to hit the market and your company doesn’t have like a big buy back or anything. Doesn’t have big institutional sponsorship. What happens when that stock hits?

GS: Well remember that we’re actually issuing the stock to CNL and they have an obligation to transfer it down to their retail holders. We have a strong belief that paying a strong monthly dividend that these retail holders this will become part of their portfolio. To the extent that we need to consider if there is some kind of overhang we’re going to consider that with our board. Do we need to institute some sort of buy back, but this is a highly accretive transaction that is going to drive our growth even this transaction is 17 cents of accretion on an FFO basis. Very strong. We have structured this very well. We were very disciplined in our approach and we think this will be a positive both for the shareholders that stay with us and future shareholders.

JC: Who do you — do you think they will understand it?

GS: We hope so. We’re going to spend time. We’ve put out an investor deck that explains our thesis for doing this. Why we like these assets. Also about our company so they can understand that we’ve, you know, we’ve got 14% total shareholder return. Compound average return over our life span of 18 years. So this is a good stock to hold for retail shareholders. We think it’s a strong with a monthly dividend should be part of anyone’s portfolio. So we think we’ve got a real good chance at keeping a substantial amount of these.

JC: How about the deal with Och-Ziff? That is not necessarily something I’ve seen you do before. But maybe over some point you did it?

GS: Well for us it was really about, we made a decision internally about controlling our exposure to ski. We said we want to keep that at about 10%. To do that including the value of the mortgage our ski portfolio would be about 10% but it allowed us to create that extra level of credit. We have approximately 3.5 to 4 times of coverage ratio on this so we took an asset that had some volatility and have actually strengthened the credit behind it and created more cushion so we think this is a far superior transaction.

JC: So now the different operations is a little skewed more toward experiential, something you understand better than anyone.

GS: Yes. I think when you look across our portfolio, this makes us kind of the premier player in the recreational space, doubling down on that experiential economy whether that’s in our entertainment or recreation and we feel as you say, we understand that demographic group and what are the drivers of that and we’ve been very successful with that.

JC: New administration coming in. Secretary of Education, from a charter school background, has to help your charter school business.

GS: I think we would believe that with 3 million kids in charter schools we were a little bit past political but there’s no doubt these are tailwinds. When you talk about her sponsorship and her belief in school choice, whether that be on charter school or private school we feel like this will only increase the trajectory of growth for that segment for us.

JC: How about that kicker that I like so much—the casino situation in New York?

GS: Again, we are under construction and on plan and no doubt the New Jersey vote or failure to approve is going to help this situation. But again we’re looking at the progress continues and in fact we’re probably a little bit ahead of progress.

JC: Let’s go back to CNL. What is the actual timeframe? They have said that they are going to liquidate. Is that over a series of days, weeks, months, years? What is the period?

GS: The period will be, they are going to go for shareholder vote. There will be an S-4 filed shortly and a proxy seeking that vote. And again we didn’t buy everything. They have a few more assets that they will continue to liquidate and we think end of first quarter or beginning of second quarter we will have the vote and we will close on our transaction.

JC: There is time for everybody to understand what’s going on.

GS: Absolutely.

JC: And how is Top Golf doing?

GS: Top Golf continues to do incredible. With every opening they continue to set new records. So again, we are actually getting closer to you. We had a recent opening in Mount Laurel.

JC: Oh, sure. All right.

GS: So as we move closer to the East Coast, people will get to experience that and understand it even more. But it has done phenomenally well.

JC: And worried year over year, we have Disney, you mentioned it in your call, we do have a big problem in the sense of year over year for Star Wars but the 2017 slate looks good for your movies.

GS: The 2017 slate looks great. I would say ‘16 we were worried about coming up against Star Wars, but we’re coming into the holiday season up about 3 to 4%. So we’re actually going to finish positive for the year which coming off a record year is surprisingly strong.

JC: That is surprising. That was just an incredible year last year. All right. I’m glad we understand. I want everyone to understand. I don’t want them to come in. Look there might be a dip in the stock. We know that. You’re very candid about everything that can happen. I really thank you. That’s Greg Silvers, President and CEO of EPR Properties, which has been a big win for us. But I really want you to do your homework because I love the monthly dividend but there might be a better time to buy. Just have to put it out there. “Mad Money” is back after the break.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transaction referred to in this communication, EPR Properties expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary proxy statement of CNL Lifestyle Properties, Inc. (“CNL Lifestyle”) that also constitutes a preliminary prospectus of EPR Properties. After the registration statement is declared effective, CNL Lifestyle will mail a definitive proxy statement/prospectus to stockholders of CNL Lifestyle. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that EPR Properties or CNL Lifestyle may file with the SEC and send to CNL Lifestyle’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CNL LIFESTYLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed by EPR Properties and CNL Lifestyle with the SEC though the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by EPR Properties with the SEC will be available free of charge on EPR Properties’ website at www.eprkc.com, or by contacting EPR Properties’ Investor Relations Department at (816) 472-1700. Copies of documents filed by CNL Lifestyle with the SEC will be available free of charge on CNL Lifestyle’s website at www.cnllifestylereit.com, or by contacting CNL Lifestyle’s Client Services Department at (866) 650-0650. The contents of the websites referenced above are not deemed incorporated by reference into the registration statement or the proxy statement/prospectus.

Certain Information Regarding Participants

EPR Properties and CNL Lifestyle and their respective trustees/directors, executive officers and other management members and employees may be deemed participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the trustees and executive officers of EPR Properties is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 1, 2016, and Form 4’s of EPR Properties’ trustees and executive officers filed with the SEC. Information about the directors and executive officers of CNL Lifestyle is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 28, 2016, and in Form 4’s of CNL Lifestyle’s directors and executive officers filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of actual events. There is no assurance the events or circumstances reflected in the forward-looking statements will occur. You can identify forward-looking statements by the use of words such as “will be,” “intend,” “continue,” “believe,” “may,” “expect,” “hope,” “anticipate,” “goal,” “forecast,” “pipeline,” “estimates,” “offers,” “plans,” “would” or other similar expressions or other comparable terms or discussions of strategy, plans or intentions contained herein. In addition, references to expected accretion and cash yields are forward looking statements. These forward-looking statements represent management’s intentions, plans, expectations and beliefs, taking into account all information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and, accordingly, actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements. Furthermore, these forward-looking statements are subject to numerous assumptions, risks and uncertainties that exist in EPR Properties’, Och-Ziff Real Estate’s (“OZRE”) and CNL Lifestyle’s operations and business environment. Such risks and uncertainties could cause actual results to differ materially from those projected. These uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase and Sale Agreement; (2) the inability to complete the proposed transaction due to the failure to obtain approval from CNL’s stockholders or the failure to satisfy other conditions of the proposed acquisition within the proposed timeframe or at all; (3) disruption in key business activities or any impact on EPR Properties’ or CNL Lifestyle’s relationships with third parties as a result of the announcement of the proposed acquisition; (4) the failure of the proposed acquisition to close for any reason; (5) risks related to disruption of management’s attention from EPR Properties’ or CNL Lifestyle’s ongoing business operations due to the proposed acquisition; (6) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against EPR Properties, CNL Lifestyle, OZRE and others relating to the Purchase and Sale Agreement; (7) the risk that the pendency of the proposed acquisition disrupts current plans and operations; (8) the amount of the costs, fees, expenses and charges related to the proposed acquisition; (9) the risk that regulatory approvals required for the proposed acquisition are not obtained on the proposed terms and schedule or are not obtained subject to conditions that are not anticipated and (10) other risks, including those detailed in the sections of EPR’s and CNL’s Annual Reports on Form 10-K for the year ended December 31, 2015 and other filings with the SEC titled “Risk Factors.” For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date hereof. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date hereof.